Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 5 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC., d/b/a FUTURE CARDIA

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.futurecardia.com

This Offering Circular Supplement No. 5 (the “Supplement”) relates to the Offering Circular of Oracle Health, Inc., d/b/a Future Cardia (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000.

This Supplement should be read in conjunction with the Offering Circular, Amended Offering Circular Supplement No. 1 filed on March 12, 2021, the Offering Circular Supplement No. 2 filed on July 15, 2021, the Offering Circular Supplement No. 3 filed on October 6, 2021 and the Offering Circular Supplement No. 4 filed on December 20, 2021 (collectively, the “Prior Supplements”) with the Securities and Exchange Commission (the “SEC”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

The purpose of this Supplement is to reflect that the Company has elected to extend the Offering to June 30, 2022 but may determine in its sole discretion to terminate the Offering at an earlier date.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 5 to Offering Circular is December 20, 2021